UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIESEXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THESECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 001-09383

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WESTAMERICA BANCORPORATION TAX DEFERRED
SAVINGS/RETIREMENT PLAN (ESOP)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Westamerica Bancorporation
1108 Fifth Avenue
San Rafael, California 94901

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

FINANCIAL STATEMENTS
December 31, 2011 and 2010

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

FINANCIAL STATEMENTS
December 31, 2011 and 2010

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits and
Compensation Committee of the
Board of Directors of
Westamerica Bancorporation
Fairfield, California

We have audited the accompanying statement of net assets available for benefits of the Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) (the "Plan") as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) as of December 31, 2011, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule H, Line 4i – Schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Sacramento, California
June 25, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits and
Compensation Committee of the
Board of Directors of
Westamerica Bancorporation
Fairfield, California

We have audited the accompanying statement of net assets available for benefits of the Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) (the "Plan") as of December 31, 2010, and the related statements of changes in net assets available for benefits for each of the two years in the period ended December 31, 2010.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the financial statements referred to above present fairly, in all material respects, net assets available for benefits of the Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) as of December 31, 2010, and the related changes in net assets available for benefits for each of the two years in the period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

/s/ Perry-Smith LLP

Sacramento, California
June 17, 2011

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2011 and 2010

	2011	2010

ASSETS

Investments, at fair value (Notes 3, 4 and 5)	$45,810,269	$53,032,681

Receivables:
Notes receivable from participants	1,475,016	1,436,052
Employer contributions	50,801	-
Participant contributions	73,982	-

Total receivables	1,599,799	1,436,052

Net assets available for benefits	$47,410,068	$54,468,733

See accompanying notes to financial statements.

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2011, 2010 and 2009

	2011	2010	2009

Investment income (loss):
Dividends and capital gains distributions	$1,196,569	$1,139,447	$1,112,914
Net (depreciation) appreciation in fair value of investments (Note 3)	(6,178,291)	2,140,265	5,356,144

Total investment (loss) income	(4,981,722)	3,279,712	6,469,058

Interest income on notes receivable from participants	68,096	79,253	82,840

Contributions:
Participants	2,048,759	2,122,325	2,058,159
Employer	1,311,355	1,377,429	1,353,839
Participant rollovers	704,530	52,718	131,244

Total contributions	4,064,644	3,552,472	3,543,242

Total (loss) income and contributions	(848,982)	6,911,437	10,095,140

Benefits paid to participants	(6,181,557)	(4,478,445)	(2,618,067)
Administrative expenses (Note 7)	(18,736)	(17,428)	(15,647)
Other deductions	(9,390)	-	-

Total benefit payments and expenses	(6,209,683)	(4,495,873)	(2,633,714)

Net (decrease) increase	(7,058,665)	2,415,564	7,461,426

Net assets available for benefits:
Beginning of year	54,468,733	52,053,169	44,591,743

End of year	$47,410,068	$54,468,733	$52,053,169

See accompanying notes to financial statements.

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

1.	DESCRIPTION OF PLAN

The following description of the Westamerica Bancorporation (the "Company") Tax Deferred Savings/Retirement Plan (ESOP) (the "Plan") provides only general information.  Participants should refer to the Summary Plan Description and Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering eligible employees of the Company.  The Plan, which became effective October 1, 1985, is intended to be a qualified stock bonus plan under section 401(a) of the Internal Revenue Code (IRC) and is designated as an employee stock ownership plan or ESOP.  Portions of the Plan are also intended to qualify as a qualified cash or deferred arrangement within the meaning of section 401(k) of the IRC.  The Plan also provides for Roth elective contributions.

The Employee Benefits and Compensation Committee of the Company's Board of Directors (the "Committee") delegates the administration of the Plan to the Company's Pension Management Committee.  The Committee has the responsibility for the general operation of the Plan, including the resolution of any questions arising under the Plan agreement.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Investments in the Plan are participant directed with the exception of employer contributions which are invested in shares of the Company's common stock at the time of contribution.  Subsequent to investment in the Company's common stock, participants may direct employer matching contributions among all investment options.  Vanguard Fiduciary Trust Company serves as trustee of the Plan.

Eligibility

Under the Plan, employees of the Company who are compensated on a salaried basis become eligible to participate in the plan on the first day of the calendar month coinciding with or following the date the employee completes 90 consecutive days of service with the Company or completes 1,000 service hours in a 12-month consecutive period.

On August 20, 2010 (the "Sonoma Valley Closing Date"), Westamerica Bank, a subsidiary of the Company, acquired certain assets and assumed certain deposits of Sonoma Valley Bank from the Federal Deposit Insurance Corporation and hired certain employees of Sonoma Valley Bank.  On October 28, 2010, the Plan was amended to provide past service credit for eligible employees of Sonoma Valley Bank.  For eligibility purposes, service with Sonoma Valley Bank is counted as service with the Company for any individual who was an employee of Sonoma Valley Bank on the Sonoma Valley Closing Date ("Sonoma Valley Bank Employees").  Hire dates for Sonoma Valley Bank Employees are their Sonoma Valley Bank hire dates.  Sonoma Valley Bank Employees who were eligible employees and satisfied the service requirements under the Plan as of the Sonoma Valley Closing Date became eligible to participate in the Plan effective on the Sonoma Valley Closing Date.

(Continued)

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

1.	DESCRIPTION OF PLAN (Continued)

On February 6, 2009 (the "County Bank Closing Date"), Westamerica Bank, a subsidiary of the Company, acquired certain assets and assumed certain deposits of County Bank from the Federal Deposit Insurance Corporation and hired certain employees of County Bank.  On September 15, 2009, the Plan was amended to provide past service credit for eligible employees of County Bank.  For eligibility purposes, service with County Bank is counted as service with the Company for any individual who was an employee of County Bank on the County Bank Closing Date ("County Bank Employees").  Hire dates for County Bank Employees are their County Bank hire dates.  County Bank Employees who were eligible employees and satisfied the service requirements under the Plan as of the County Bank Closing Date became eligible to participate in the Plan effective on the County Bank Closing Date.

Vesting

Participants are immediately vested in their salary-deferral contributions, the Company's discretionary and matching contributions, plus actual earnings thereon.

Contributions

Each year, participants may elect to make salary deferral contributions in any whole percentage of pretax or after-tax (“Roth”) compensation subject to certain IRC limitations.

The Company makes a matching contribution equal to 100 percent of the participant's elective contribution, up to a maximum of 6 percent of the participant's compensation.  Additional amounts may be contributed at the discretion of the Company's Board of Directors.  Participants may also contribute amounts representing distributions from other qualified Roth accounts, defined benefit or defined contribution plans.  For the years ended December 31, 2011, 2010 and 2009, the Company made no discretionary contributions.  Company contributions are subject to certain IRC limitations.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant's account is credited with the participant's contribution, allocation of the Company's matching and discretionary contributions, allocation of Plan earnings, and charged with withdrawals, allocations of Plan losses and administrative expenses.

Employer matching contributions are allocated to participants based on the participant's elective contribution.  Employer discretionary contributions are allocated to the account of each participant in ratio of the participant's eligible compensation to the total eligible compensation for all Plan participants.

(Continued)

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

1.	DESCRIPTION OF PLAN (Continued)

Participants' Investment Options

Company matching contributions are invested in the Westamerica Common Stock Fund in accordance with the Plan Document.  Participants may redirect Company matching contributions from the Westamerica Common Stock Fund to other investment options at their discretion.

Participants direct participant contributions in whole or in part in any of the following investment fund options as of December 31, 2011 and 2010:

•	The Westamerica Common Stock Fund, which is invested in the Company's common stock and temporary interest-bearing money market funds.

•	Vanguard 500 Index Fund, which invests in the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

•	Vanguard Explorer Fund, which invests in a diversified group of small-company stocks with prospects for above-average growth.

•
Vanguard Morgan Growth Fund, which invests primarily in stocks of large and mid-sized companies that have strong records of growth in sales and earnings or that have performed well during certain market cycles.

•
Vanguard Prime Money Market Fund, which invests in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

•
Vanguard Total Bond Market Index Fund, which invests in bonds that attempt to track the performance of the Barclays Capital U.S. Aggregate Float Adjusted Bond Index.  At least 80% of the fund's assets are invested in bonds held in the index.  The fund maintains a dollar-weighted average maturity ranging between 5 and 10 years.

•
Vanguard Total International Stock Index Fund, which invests in three Vanguard international index funds: a European fund, a Pacific fund, and an emerging markets fund in addition to direct investments in common stocks.  These funds invest in the stock of companies in more than 30 countries.

•
Vanguard Windsor II Fund, which invests in a diversified group of out-of-favor stocks of large capitalization companies.  The stocks selected generally sell at prices below the market average compared to their dividend income and future return potential.

(Continued)

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

1.	DESCRIPTION OF PLAN (Continued)

•
Vanguard Extended Market Index Fund, which invests in a broadly diversified portfolio of stocks of small and medium sized companies that are regularly traded on the New York Stock Exchange and NASDAQ over-the-counter market.  The portfolio is designed to be representative of the Standard & Poor's Completion Index.

•
Vanguard Short-Term Federal Fund, which invests in at least 80% of its assets in short-term bonds issued by U.S. government agencies and instrumentalities, many of which are not backed by the full faith and credit of the U.S. government.  To reduce fluctuations in its share price, the fund maintains an average maturity of 1 to 4 years.

Vanguard Target Retirement Funds consists of twelve targeted maturity funds as follows:

•	Vanguard Target Retirement Income Fund
•	Vanguard Target Retirement 2005 Fund
•	Vanguard Target Retirement 2010 Fund
•	Vanguard Target Retirement 2015 Fund
•	Vanguard Target Retirement 2020 Fund
•	Vanguard Target Retirement 2025 Fund
•	Vanguard Target Retirement 2030 Fund
•	Vanguard Target Retirement 2035 Fund
•	Vanguard Target Retirement 2040 Fund
•	Vanguard Target Retirement 2045 Fund
•	Vanguard Target Retirement 2050 Fund
•	Vanguard Target Retirement 2055 Fund

Each fund invests in other Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire in or within a few years of the year in the fund's name, except the Income Fund, which is designed for investors in retirement.

Vanguard Target Retirement Funds are designed as a balanced fund-of-funds for long-term investors.  Each Vanguard Target Retirement Fund invests in broadly diversified funds, which includes stock funds, bond funds and a money market fund.

With the exception of the Vanguard Target Retirement Income Fund, the relative allocations among Vanguard Target Retirement Funds' component funds gradually grow more conservative over a predetermined schedule.

Participants may change their investment options at any time directly through The Vanguard Group.

(Continued)

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

1.	DESCRIPTION OF PLAN (Continued)

Notes Receivable from Participants

Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance, 100 percent of participant contributions, or $50,000.  For the purposes of this limit, all qualified plans of the Company shall be considered one plan.  Participant loans are funded by selling investments in the borrowing participant's accounts and bear interest at rates that range from 4.25 percent to 9.75 percent, which are commensurate with prevailing market rates at the time the funds are borrowed.  Loans are made for a term not to exceed 5 years.  Principal and interest is paid ratably through payroll deductions and invested in the borrowing participant's accounts in accordance with their investment directions.

Payment of Benefits

Upon termination of service for any reason, a participant may elect to receive a lump-sum distribution equal to the value in his or her account.  Distributions for the value of a participant's account invested in the Westamerica Common Stock Fund stock are made in the form of the Company's common stock plus cash for any fractional shares or, if a participant elects, in cash or an in-kind transfer, as provided by the Plan document.  Participants may also receive in-service distributions on account of hardship or after attaining age 59 1/2.  Cash dividends paid on Westamerica Bancorporation common stock allocated to participant accounts may be paid to participants in cash or be credited to the participant's account as earnings.  If the value of a separated participant's benefit is not more than $1,000, the benefit shall be automatically paid in a single lump sum in cash or, if elected, directly to an eligible retirement plan.  Benefits payable to separated participants for amounts greater than $1,000 may be made in cash or other form of distribution, as defined by the Plan.  As of December 31, 2011 and 2010, there were no benefits payable to participants that had elected to withdraw from the Plan but had not yet been paid.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Westamerica Bancorporation common stock shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.  The trustee is not permitted to vote any allocated share for which instructions have not been given by a participant.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

(Continued)

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

1.	DESCRIPTION OF PLAN (Continued)

Administrative Expenses

The Company provides bookkeeping and other administrative services for the Plan at no charge.  The Company pays the Plan's annual account maintenance fees for participants actively employed by the Company and other administrative expenses.  Administrative expenses reflected in the financial statements are comprised of loan processing fees for active employees and recordkeeping and information management fees for participants who are no longer employed by the Company (inactive) that maintain Plan account balances with Vanguard.  The administrative expenses were included as reductions to the respective participants’ account balances.

Reclassifications

Certain amounts shown in the prior year have been reclassified to conform to the current year presentation.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities.  It is at least reasonably possible that a significant change may occur in the near term in the estimated fair value of the Plan's investments.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value.  Fair value is the estimated price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for additional discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation (depreciation) of investments and net realized gains and losses on the sale of investments during the period.

(Continued)

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

2.	SUMMARY OF ACCOUNTING POLICIES (Continued)

Management fees and operating expenses charged to the Plan’s investments in shares of registered investment companies (mutual funds) are deducted from mutual fund income earned on a daily basis and are not separately reflected.  Trustee fees charged to the Westamerica Bancorporation Common Stock Fund are deducted from income earned on the Westamerica Common Stock Fund.  Consequently, management fees, operating expenses and trustee fees are reflected as a reduction of investment return for such investments.

The Westamerica Bancorporation Common Stock Fund is invested in the Company’s common stock and temporary interest-bearing money market funds.  The money market fund component at December 31, 2011 and 2010, was insignificant and is not separately reflected.  As such, disclosures reflect whole shares of Westamerica Bancorporation common stock.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Redemption Fees

The Vanguard Total International Stock Index Fund charges a 2% fee ($20 per $1,000 invested) on shares redeemed within two months of purchase.  The fee is paid directly to the Vanguard Total International Stock Index Fund.  These redemption fees are charged at the participant account level, and are not included in administrative expenses of the Plan.

Payment of Benefits

Benefits are recorded when paid.

Accounting Standards Issued but Not Yet Adopted

Fair Value Measurement

In May 2011, the Financial Accounting Standards Board (FASB) issued FASB Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820) – Fair Value Measurement ("ASU 2011-04").  ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements.  ASU 2011-04 is effective for annual reporting periods beginning after December 15, 2011.  The Plan Sponsor does not expect the adoption of ASU 2011-04 to have a significant impact on the Plan's financial position, results of operations, or disclosures.

(Continued)

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

2.	SUMMARY OF ACCOUNTING POLICIES (Continued)

Subsequent Events

We have reviewed all events occurring from December 31, 2011 through the date the Plan's financial statements were issued, and no subsequent events occurred requiring disclosure in the 2011 financial statements.

3.	INVESTMENTS

The following table presents investments at fair value that represent 5 percent or more of the Plan's net assets available for benefits as of December 31, 2011 or 2010:

	2011	2010

Westamerica Common Stock*	$20,097,666	$27,330,809
Vanguard 500 Index Fund	3,940,796	4,336,207
Vanguard Prime Money Market Fund	3,469,410	3,951,410
Vanguard Target Retirement 2015 Fund	3,112,188	3,206,216
Vanguard Target Retirement 2025 Fund	2,461,402	1,763,001

* Party-in-interest

The Plan's investments, including investments bought, sold, and held during the year, depreciated in value by $6,178,291 during 2011 and appreciated in value by $2,140,265 and $5,356,144 during 2010 and 2009, respectively, as follows:

	2011	2010	2009

Westamerica Common Stock*	$(5,670,958)	$41,687	$2,107,726
Mutual funds	(507,333)	2,098,578	3,248,418

	$(6,178,291)	$2,140,265	$5,356,144
*Party-in-interest

4.	INVESTMENT IN WESTAMERICA BANCORPORATION COMMON STOCK

The Plan's investments at December 31, 2011 and 2010 in Westamerica Bancorporation common stock are as follows:

	2011	2010

Number of shares	457,806	492,713

Cost	$15,790,048	$16,481,255

Fair value	$20,097,666	$27,330,809

(Continued)

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

4.	INVESTMENT IN WESTAMERICA BANCORPORATION COMMON STOCK (Continued)

Concentrations of Investments

The Westamerica Common Stock Fund represents 44% and 52% of total investments of the Plan at December 31, 2011 and 2010, respectively.  A significant decline in the market value of the Company's stock would have a materially adverse effect on the Plan's net assets available for benefits.

5.	FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

Fair value is the estimated price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of available observable inputs and minimizing the use of available unobservable inputs.  The fair value hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1:  Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2:  Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:  Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to estimate fair value may include inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Assets Recorded at Fair Value

There were no changes in the valuation techniques used during 2011.  The following tables present information about the Plan's assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010.

(Continued)

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

5.	FAIR VALUE MEASUREMENTS (Continued)

The Plan is required to record the following assets at fair value on a recurring basis under other accounting pronouncements:

	December 31, 2011

Description	Fair Value	Level 1	Level 2	Level 3

Common stock of
Plan Sponsor	$20,097,666	$20,097,666	$-	$-
Mutual funds:
Equity	9,764,027	9,764,027	-	-
Balanced	9,483,352	9,483,352	-	-
Money Market	3,469,410	3,469,410	-	-
Bond	2,995,814	2,995,814	-	-

	$45,810,269	$45,810,269	$-	$-

	December 31, 2010

Description	Fair Value	Level 1	Level 2	Level 3

Common stock of
Plan Sponsor	$27,330,809	$27,330,809	$-	$-
Mutual funds:
Equity	11,196,213	11,196,213	-	-
Balanced	8,323,021	8,323,021	-	-
Money Market	3,951,410	3,951,410	-	-
Bond	2,231,228	2,231,228	-	-

	$53,032,681	$53,032,681	$-	$-

Fair value of the common stock of the Plan Sponsor is based on the closing quoted market price reported on the active market on which the individual securities are traded.  Such securities are actively traded throughout each market trading day on the NASDAQ Global Select Market.

Mutual funds are valued using the Net Asset Value (NAV) provided by the trustee of the fund.  The NAV is computed by dividing the value of the underlying assets, minus liabilities, allocated to each share class by the number of fund shares outstanding for that class.  Mutual fund NAVs are calculated once each market trading day as of the close of regular market trading.  The NAV is a quoted price in a market that is active.

There were no transfers in or out of Levels 1, 2 or 3 for the twelve months ending December 31, 2011 and 2010.

(Continued)

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

5.	FAIR VALUE MEASUREMENTS (Continued)

There were no liabilities measured at fair value on a recurring basis at December 31, 2011 or 2010.

The Plan did not have any assets or liabilities measured at fair value on a non-recurring basis at December 31, 2011 or 2010.

Risks and Uncertainties

The Plan utilizes various investment instruments, including the common stock of the Company and mutual funds.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, currency and overall market volatility.  Due to the level of risk associated with certain investment securities, changes in the values of investment securities may occur in the near term and such changes could materially affect the amounts reported in the financial statements.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 2001, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter; however, the Plan's management believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan continues to be tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan.  Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements.  With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2008.

7.	PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Plan investments include shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC).  VFTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  The Plan also invests in Westamerica Bancorporation common stock, as disclosed in Note 4, and received dividends on these shares of $695,231 during the year ended December 31, 2011.

Management fees and operating expenses charged to the Plan’s investments in shares of registered investment companies (mutual funds) are deducted from mutual fund income earned on a daily basis and are not separately reflected.  Trustee fees charged to the Westamerica Common Stock Fund are deducted from income earned on the Westamerica Common Stock Fund.  Consequently, management fees, operating expenses and trustee fees are reflected as a reduction of investment return for such investments.

(Continued)

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

7.	PARTY-IN-INTEREST TRANSACTIONS (Continued)

Fees paid by the Plan for trustee services in connection with the Westamerica Common Stock Fund for the years ended December 31, 2011, 2010 and 2009 amounted to $36,210, $38,399 and $39,206, respectively.

The Company provides bookkeeping and other administrative services for the Plan at no charge to the Plan.  The Company also pays recordkeeping fees, certain other administrative expenses, and certain professional fees to third-party service providers on behalf of the Plan.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2011 and 2010 to Form 5500:

	2011	2010

Net assets available for benefits per the financial statements	$47,410,068	$54,468,733

Less:Deemed distributions of participant loans	(12,715)	(11,939)

Net assets per Form 5500	$47,397,353	$54,456,794

The following is a reconciliation of net assets available for benefits per the financial statements for the year ended December 31, 2011 to Form 5500:

Decrease in net assets available for benefits per the financial statements	$(7,058,665)

Add: Net change in deemed distributions of participant loans	(776)

Net loss per Form 5500	$(7,059,441)

(Continued)

SUPPLEMENTAL SCHEDULE

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

EMPLOYER IDENTIFICATION NUMBER:  94-2156203
PLAN NUMBER:  002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011

	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or	Description of Investment, Including Maturity Date,
(a)	Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Westamerica
	Bancorporation	Common Stock	**	$20,097,666

*	Vanguard	Registered Investment Company
		Vanguard 500 Index Fund	**	3,940,796

*	Vanguard	Registered Investment Company
		Vanguard Prime Money Market Fund	**	3,469,410

*	Vanguard	Registered Investment Company
		Vanguard Target Retirement 2015 Fund	**	3,112,188

*	Vanguard	Registered Investment Company
		Vanguard Target Retirement 2025 Fund	**	2,461,402

*	Vanguard	Registered Investment Company
		Vanguard Total Bond Market Index Fund	**	2,269,860

*	Vanguard	Registered Investment Company
		Vanguard Morgan Growth Fund	**	2,023,808

*	Vanguard	Registered Investment Company
		Vanguard Total International Stock Index Fund	**	1,521,571

*	Vanguard	Registered Investment Company
		Vanguard Windsor II Fund	**	1,357,268

*	Vanguard	Registered Investment Company
		Vanguard Target Retirement 2020 Fund	**	1,083,372

*	Vanguard	Registered Investment Company
		Vanguard Target Retirement Income Fund	**	911,661

*	Vanguard	Registered Investment Company
		Vanguard Target Retirement 2035 Fund	**	797,077

*	Vanguard	Registered Investment Company
		Vanguard Short Term Federal Fund	**	725,954

*	Vanguard	Registered Investment Company
		Vanguard Extended Market Index	**	646,364

(Continued)

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

EMPLOYER IDENTIFICATION NUMBER:  94-2156203
PLAN NUMBER:  002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011

	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or	Description of Investment, Including Maturity Date,
(a)	Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Vanguard	Registered Investment Company
		Vanguard Target Retirement 2045 Fund	**	$469,821

*	Vanguard	Registered Investment Company
		Vanguard Explorer Fund	**	274,220

*	Vanguard	Registered Investment Company
		Vanguard Target Retirement 2005 Fund	**	192,421

*	Vanguard	Registered Investment Company
		Vanguard Target Retirement 2040 Fund	**	166,309

*	Vanguard	Registered Investment Company
		Vanguard Target Retirement 2010 Fund	**	97,868

*	Vanguard	Registered Investment Company
		Vanguard Target Retirement 2050 Fund	**	90,080

*	Vanguard	Registered Investment Company
		Vanguard Target Retirement 2030 Fund	**	88,885

*	Vanguard	Registered Investment Company
		Vanguard Target Retirement 2055 Fund	**	12,268

*	Notes Receivable from	Interest rates ranging from 4.25% - 9.75%, maturing
	Plan Participants	at various dates through January 2, 2017	**	1,475,016

				$47,285,285

* Party-in-interest to the Plan.
** Cost information is not required as investments are participant-directed.

Duly Authorized Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

Date:	June 25, 2012

By:	/s/ John “Robert” Thorson John "Robert" Thorson Senior Vice President And Member, Pension Management Committee

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm